HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                January 28, 2014


John Coleman
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Tara Minerals Corp.


     This office represents Tara Minerals Corp. The Company plans to respond to the staff's letter dated December 27, 2013 by February 5, 2014.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                                /s/ William T. Hart
                              By
                                William T. Hart